UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

ALTISOURCE PORTFOLIO SOLUTIONS S.A.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

L0175J104
(CUSIP Number)

Bradley W. Craig
1195 Bangtail Way
Steamboat Springs, Colorado 80487
(970) 457-4340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: L0175J104	SCHEDULE 13D	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT COMPANY, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,277,263

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,277,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,277,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)
This percentage is based on a total of 26,959,686 Shares (as defined herein) outstanding as of April 19, 2024, as disclosed in the Issuer’s Form 10-Q, as filed with the SEC (as defined herein) on April 25, 2024.

CUSIP No: L0175J104	SCHEDULE 13D	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,277,263

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,277,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,277,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This percentage is based on a total of 26,959,686 Shares outstanding as of April 19, 2024, as disclosed in the Issuer’s Form 10-Q, as filed with the SEC on April 25, 2024.

CUSIP No: L0175J104	SCHEDULE 13D	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
DEER PARK ROAD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,277,263

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,277,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,277,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)	This percentage is based on a total of 26,959,686 Shares outstanding as of April 19, 2024, as disclosed in the Issuer’s Form 10-Q, as filed with the SEC on April 25, 2024.

CUSIP No: L0175J104	SCHEDULE 13D	Page 5 of 10 Pages
1	NAMES OF REPORTING PERSONS
MICHAEL CRAIG-SCHECKMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,277,263

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,277,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,277,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This percentage is based on a total of 26,959,686 Shares outstanding as of April 19, 2024, as disclosed in the Issuer’s Form 10-Q, as filed with the SEC on April 25, 2024.

CUSIP No: L0175J104	SCHEDULE 13D	Page 6 of 10 Pages
1	NAMES OF REPORTING PERSONS
AGATECREEK LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,277,263

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,277,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,277,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This percentage is based on a total of 26,959,686 Shares outstanding as of April 19, 2024, as disclosed in the Issuer’s Form 10-Q, as filed with the SEC on April 25, 2024.

CUSIP No: L0175J104	SCHEDULE 13D	Page 7 of 10 Pages
1	NAMES OF REPORTING PERSONS
SCOTT EDWARD BURG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,277,263

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,277,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,277,263

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This percentage is based on a total of 26,959,686 Shares outstanding as of April 19, 2024, as disclosed in the Issuer’s Form 10-Q, as filed with the SEC on April 25, 2024.

CUSIP No: L0175J104	SCHEDULE 13D	Page 8 of 10 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the common stock, par value $1.00 per share (the “Shares”), of Altisource Portfolio Solutions S.A. (the “Issuer” or the “Company”), whose principal executive offices are located at 33, Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg. This Amendment No. 8 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 17, 2018, as amended by Amendment No. 1, filed with the SEC on August 24, 2018, Amendment No. 2, filed with the SEC on August 30, 2018, Amendment No. 3, filed with the SEC on September 27, 2018, Amendment No. 4, filed with the SEC on November 4, 2019, Amendment No. 5, filed with the SEC on March 17, 2020, Amendment No. 6, filed with the SEC on May 11, 2020, and Amendment No. 7, filed with the SEC on August 18, 2020 (collectively, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings given them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 18, 2021, the Issuer granted Mr. Burg a non-management director stock award in the amount of 12,786 Shares in connection with his service on the Issuer’s Board for the 2020 to 2021 service year. Such Shares are held for the account of STS Master Fund. No funds were used to acquire such Shares.

On March 15, 2022, STS Master Fund purchased 19,418 Shares in the open market, through a broker, at a weighted average price of $9.7305 per Share for a total of approximately $188,946.85, excluding commissions. The actual prices range between $9.44 to $10.13. The Reporting Persons further undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price reported herein.

On May 17, 2022, the Issuer granted 500 Shares to Mary Hickok (“Ms. Hickok”), the Managing Director of Deer Park, in connection with her appointment to the Issuer’s Board. Such Shares vest in four equal installments, with the initial portion having vested on the date of the Issuer’s 2022 annual meeting, with vesting continuing on the dates of the next three annual meetings. Also on May 17, 2022, the Issuer granted non-management director stock awards to Mr. Burg and Ms. Hickock in the amount of an aggregate 17,180 Shares in connection with their respective service on the Issuer’s Board for the 2021 to 2022 service year. Such Shares are held for the account of STS Master Fund. No funds were used to acquire such Shares.

On February 10, 2023, STS Master Fund purchased 41,000 Shares in the open market, through a broker, at a weighted average price of $4.7437 per Share for a total of approximately $194,491.70, excluding commissions. The actual prices range between $4.48 to $4.965. The Reporting Persons further undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price reported herein.

On February 14, 2023, STS Master Fund purchased 400,000 Shares in the open market, through a broker, at a price of $5.00 per Share for a total of $2,000,000.00, excluding commissions.

On May 16, 2023, the Issuer granted Ms. Hickok a non-management director stock award in the amount of 12,327 Shares in connection with her service on the Issuer’s Board for the 2022 to 2023 service year. Such Shares are held for the account of STS Master Fund. No funds were used to acquire such Shares.

On May 30, 2024, the Issuer granted Ms. Hickok a non-management director stock award in the amount of 28,037 Shares in connection with her service on the Issuer’s Board for the 2023 to 2024 service year. Such Shares are held for the account of STS Master Fund. No funds were used to acquire such shares.

The funds used for the purchases of Shares on March 13, 2022, February 10, 2023, and February 14, 2023 were the working capital of STS Master Fund, which may have included margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debt balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

CUSIP No: L0175J104	SCHEDULE 13D	Page 9 of 10 Pages
Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 1, 2022, Mr. Burg resigned from the Issuer’s Board and was replaced by Ms. Hickok.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following:

(a, b) As of February 14, 2023, each of the Reporting Persons may have been deemed the beneficial owner of 4,236,899 Shares (approximately 20.6% of the total number of Shares outstanding). This amount includes 250 Shares of the 500 Shares that were awarded to Ms. Hickok on May 17, 2022, 125 of which vested on May 30, 2024, and the remaining 125 of which will vest on the date of the Issuer’s 2025 annual meeting. The foregoing beneficial ownership percentage is based on a total of 20,666,319 Shares outstanding as of February 14, 2023 following the closing of the Issuer’s underwritten public offering of 4,550,000 Shares (inclusive of 550,000 Shares that were sold pursuant to the underwriters’ partial exercise of their option to purchase additional Shares), as disclosed in the Prospectus Supplement, as filed with the SEC on February 13, 2023, and supplemented by the Issuer’s Form 8-K, as filed with the SEC on February 14, 2023.

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 4,277,263 Shares (approximately 15.9% of the total number of Shares outstanding). This amount includes 125 Shares of the 500 Shares that were awarded to Ms. Hickok on May 17, 2022 that will vest on the date of the Issuer’s 2025 annual meeting. The foregoing beneficial ownership percentage is based on a total of 26,959,686 Shares outstanding as of April 19, 2024, as disclosed in the Issuer’s Form 10-Q, as filed with the SEC on April 25, 2024.

(c) The response to Item 3 of this Amendment No. 8 is incorporated by reference herein. Except as otherwise disclosed herein, no other transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

CUSIP No: L0175J104	SCHEDULE 13D	Page 10 of 10 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEER PARK ROAD MANAGEMENT COMPANY, LP
	By:	/s/ Bradley W. Craig
	Name:	Bradley W. Craig
	Title:	Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC
	By:	Deer Park Road Corporation, its managing member
	By:	/s/ Bradley W. Craig
	Name:	Bradley W. Craig
	Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

DEER PARK ROAD CORPORATION
	By:	/s/ Bradley W. Craig
	Name:	Bradley W. Craig
	Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

MICHAEL CRAIG-SCHECKMAN
	By:	/s/ Bradley W. Craig
	Name:	Bradley W. Craig
	Title:	Attorney-in-fact for Michael Craig-Scheckman

AGATECREEK LLC
	By:	/s/ Bradley W. Craig
	Name:	Bradley W. Craig
	Title:	Attorney-in-fact for Scott Edward Burg, Sole Member of AgateCreek LLC

SCOTT EDWARD BURG
	By:	/s/ Bradley W. Craig
	Name:	Bradley W. Craig
	Title:	Attorney-in-fact for Scott Edward Burg

June 20, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).